Exhibit 99.5

“BEZEQ” THE ISRAEL TELECOMMUNICATION CORP. LIMITED

FINANCIAL DATA FROM THE
CONSOLIDATED FINANCIAL STATEMENTS
ATTRIBUTED TO THE PARENT COMPANY
FOR THE YEAR ENDED
DECEMBER 31, 2009

The informationcontained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

"Bezeq" The Israel Telecommunication Corp. Limited

Separate Financial Data as at December 31, 2009

Somekh Chaikin	Telephone 972 2 531 2000

8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Fax 972 2 531 2044 Internet www.kpmg.co.il

To:
The shareholders of "Bezeq" The Israeli Telecommunication Corp. Limited

Dear Sirs,

Subject: Special auditors’ report on separate financial data according to Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970

We have audited the separate financial data presented in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970 of "Bezeq" The Israeli Telecommunication Corp. Limited (hereinafter – the Company) as at December 31, 2009 and 2008 and for each of the three years, the last of which ended December 31, 2009. The separate financial data are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on the separate financial data based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel.  Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial data are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial data.  An audit also includes assessing the accounting principles that were used in preparing the separate financial data and the significant estimates made by the Board of Directors and by Management, as well as evaluating the separate financial data presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the separate financial data has been prepared, in all material respects, in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) - 1970.

Without qualifying our opinion, we draw attention to claims made against the Company of which the exposure cannot yet be assessed or calculated, and other contingencies as described in Note 9.

Somekh Chaikin
Certified Public Accountants (Isr.)

March 2, 2010

"Bezeq" The Israel Telecommunication Corp. Limited

Data on financial condition at December 31

		2009	2008
	Note	NIS millions	NIS millions

Assets

Cash and cash equivalents	2	360	93
Investments, including derivatives	3A	10	23
Trade receivables		845	902
Other receivables		555	531
Inventory		9	11
Assets classified as held for sale		40	34

Total current assets		1,819	1,594

Investments including derivatives	3A	100	137
Trade & other receivables		102	54
Property, plant and equipment	5	3,646	3,647
Intangible assets		193	138
Deferred and other expenses		125	171
Investments in associates		6,566	4,471
Deferred tax assets	4	383	540

Total non-current assets		11,115	9,158

Total assets		12,934	10,752

"Bezeq" The Israel Telecommunication Corp. Limited

Data on financial condition at December 31

		2009	2008
	Note	NIS millions	NIS millions

Liabilities
Debentures, loans and borrowings	3C	685	671
Trade payables	3B	263	330
Other payables, including derivatives	3B	537	530
Loans from subsidiaries	3, 8	250	-
Current tax liabilities		86	19
Deferred income		19	25
Provisions	9	279	253
Employee benefits		469	366

Total current liabilities		2,588	2,194

Debentures	3C	3,166	3,605
Obligations to banks	3C	383	-
Employee benefits		247	219
Deferred income and others		6	19

Total non-current liabilities		3,802	3,843

Total liabilities		6,390	6,037

Equity
Share capital		6,187	6,132
Premium on share capital		275	-
Reserves		595	748
Deficit balance		(513)	(2,165)

Total equity		6,544	4,715

Total equity and liabilities		12,934	10,752

Shlomo Rodav	Avraham Gabbay	Alan Gelman
Chairman of the Board	CEO	Deputy CEO and CFO

Date of approval of the financial statements: March 2, 2010

The attached Notes are an integral part of the separate financial data.

"Bezeq" The Israel Telecommunication Corp. Limited

Income data for the year ended December 31

		2009	2008	2007
	Note	NIS millions	NIS millions	NIS millions

Revenue	6	5,303	5,498	5,713

Costs and expenses
Depreciation and amortization		794	852	941
Salaries		1,094	1,202	1,293
Operating and general expenses	7	1,690	1,873	2,121
Other operating expenses, net		202	96	39

		3,780	4,023	4,394

Operating income		1,523	1,475	1,319

Finance expenses
Finance expenses		295	361	496
Finance income		(310)	(236)	(308)

Finance expenses (income), net		(15)	125	188

Profit after finance expenses, net		1,538	1,350	1,131

Equity in profits of associates		958	677	593
Profit from loss of control in a company consolidated in the past		1,538	-	-

Profit before income tax		4,034	2,027	1,724

Income tax	4	431	400	394

Profit for the year		3,603	1,627	1,330

The attached Notes are an integral part of the separate financial data.

"Bezeq" The Israel Telecommunication Corp. Limited

Profit data for the year ended December 31

		2009	2008	2007
	Note	NIS millions	NIS millions	NIS millions

Profit for the year		3,603	1,627	1,330

Items of other comprehensive income

Actuarial profits (losses) from a defined benefit plan		(13)	(2)	14

Miscellaneous		(1)	(9)	4

Taxes for items of other comprehensive income	4	3	1	(4)

Other comprehensive income for the year, net of tax		(11)	(10)	14

Total comprehensive income for the year		3,592	1,617	1,344

The attached Notes are an integral part of the separate financial data.

"Bezeq" The Israel Telecommunication Corp. Limited

Cash flow data for the year ended December 31

		2009	2008	2007
	Note	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Profit for the year		3,603	1,627	1,330
Adjustments:
Depreciation	5	709	709	789
Amortization of intangible assets		79	114	146
Amortization of deferred and other expenses		6	29	6
Profit from loss of control in a company consolidated in the past		(1,538)	-	-
Equity in profits of affiliates accounted by the equity method		(958)	(677)	(593)
Finance expenses, net		(44)	86	148
Payments to former senior officer		-	-	6
Capital gain, net		(64)	(68)	(87)
Share-based payment transactions		25	38	-
Income tax expenses	4	431	400	394

Change in inventory		1	9	(6)
Change in trade receivables		(18)	106	(216)
Change in other receivables		46	(17)	33
Change in other payables	3	20	49	(56)
Change in trade payables	3	(19)	(56)	22
Change in provisions		25	(34)	79
Change in employee benefits		118	(306)	(304)
Change in deferred income and others		(3)	1	(8)

Net cash from current operations in respect of transactions with affiliates	8	2	16	20

Income tax paid, net		(202)	(335)	(324)

Net cash from operating activities		2,219	1,691	1,379

Cash flows from investment activities
Investment in intangible assets and deferred expenses		(133)	(98)	(93)
Proceeds from sale of property, plant and equipment and deferred expenses		86	144	169
Change in current investments, net		6	319	647
Purchase of property, plant and equipment	5	(720)	(518)	(412)
Proceeds from realization of non-current investments and loans		47	19	54
Purchase of investments and long-term loans		(1)	(2)	-
Dividend received		-	-	4
Interest received		25	34	91

Net cash from investment activities in respect of transactions with affiliates		578	302	-

Net cash from (used for) investment activities		(112)	200	460

The attached Notes are an integral part of the separate financial data.

"Bezeq" The Israel Telecommunication Corp. Limited

Cash flow data for the year ended December 31 (contd.)

		2009	2008	2007
	Note	NIS millions	NIS millions	NIS millions

Cash flows from financing activities

Receipt of bank loans	3	400	-	-
Repayment of debentures	3	(556)	(593)	(1,811)
Issuance of debentures		-	-	1,200
Dividend paid		(1,941)	(1,514)	(2,860)
Interest paid		(167)	(183)	(238)
Receipt in respect of derivatives, net		44	52	77
Proceeds from exercise of option warrants for shares		129	-	-

Net cash from financing activities in respect of transactions with affiliates	8	250	-	-

Net cash used for financing activities		(1,841)	(2,238)	(3,632)

Increase (decrease), net, in cash and cash equivalents		266	(347)	(1,793)
Cash and cash equivalents at January 1		93	451	2,262
Exchange rate differences		1	(11)	(18)

Cash and cash equivalents at the end of the year	2	360	93	451

The attached Notes are an integral part of the separate financial data.

"Bezeq" The Israel Telecommunication Corp. Limited

Notes to the Separate Financial Data at December 31, 2009

NOTE 1  –  MANNER OF PREPARING THE FINANCIAL STATEMENTS

A.	Definitions

"Company" – Bezeq The Israel Telecommunication Corp., Limited.

"Affiliate", "the Group", "Associate", "Interested Party" – as these terms are defined in the consolidated financial statements of the Group for 2009 ("the Consolidated Financial Statements").

B.	Main points in the manner of preparing the financial data

The financial data from the Consolidated Financial Statements which are attributed to the Parent Company ("the Financial Data") were prepared in accordance with the provisions of Article 9C in the Securities (Periodic and immediate reports) Regulations, 5730-1970, including the details referred to in the Tenth Schedule to those Regulations("the Tenth Schedule").

In addition, the Notes presented below include disclosures relating to additional material information, in accordance with the disclosure requirements of the aforementioned Article and as described in the Tenth Schedule, to the extent that such information was not included in the Consolidated Financial Statements in a way that relates expressly to the Company itself as parent.

NOTE 2  –  CASH AND CASH EQUIVALENTS

	December 31, 2009	December 31, 2008
	NIS millions	NIS millions

Denominated in shekels	357	90
Linked to a foreign currency	3	3

Total cash and cash equivalents	360	93

NOTE 3  –  FINANCIAL INSTRUMENTS

A.	Investments, including derivatives

(1)	Segmentation by investment classification

	December 31, 2009	December 31, 2008
	NIS millions	NIS millions

Current investments
Government and corporate bonds	-	6
Derivatives	10	17

	10	23
Non-current investments
Bank deposit for grant of loans to employees	83	130
Investments in mutual funds	7	7
Derivatives	10	-

	100	137

	110	160

"Bezeq" The Israel Telecommunication Corp. Limited

Notes to the Separate Financial Data at December 31, 2009

NOTE 3  –  FINANCIAL INSTRUMENTS (CONTD.)

A.	Investments including derivatives (contd.)

(2)	Analysis of projected realization dates

	2010	2012	To be set	Total
	NIS millions	NIS millions	NIS millions	NIS millions

Investments in shares and options	-	-	7	7
Bank deposit for grant of loans to employees	-	-	83	83
Derivatives	10	10	-	20

	10	10	90	110

B.	Trade payables and other payables

	December 31, 2009
	Unlinked	CPI-linked	In dollars or dollar-linked	Total
	NIS millions

Trade payables	236	-	27	263
Other payables	426	111	-	537

	662	111	27	800

	December 31, 2008
	Unlinked	CPI-linked	In dollars or dollar-linked	Total
	NIS millions

Trade payables	310	-	20	330
Other payables	407	123	-	530

	717	123	20	860

C.	Debentures and loans

(1)	Composition

	December 31	December 31
	2009	2008
	NIS millions	NIS millions
Current liabilities
Current maturities of debentures	668	671
Current maturities of bank loans	17	-
Loans from affiliates	250	-

	935	671

Non-current liabilities
Debentures	3,166	3,605
Bank loans	383	-

	3,549	3,605

	4,484	4,276

"Bezeq" The Israel Telecommunication Corp. Limited

Notes to the Separate Financial Data at December 31, 2009

NOTE 3  –  FINANCIAL INSTRUMENTS (CONTD.)

C.	Debentures (contd.)

(2)	Debt repayment terms and schedule

				December 31, 2009		December 31, 2008
		Nominal interest rate		Par value	Carrying value	Par value	Carrying value
	Currency	%	Redemption year	NIS millions	NIS millions	NIS millions	NIS millions

Bank loans:
Unlinked	NIS	Prime + 0.85 to Prime + 1	2010-2013	400	400	-	-

Loans from affiliates:
Linked	NIS	4	2010	250	250	-	-

					650

Debentures issued to the public:
Linked to the CPI	NIS	4.8-5.3	2010-2016	2,987	3,510	3,287	3,740

Debentures issued to financial institutions and other
Linked to the CPI	NIS	4.8-5.95	2010-2014	273	324	471	536

					3,834		4,276

Total interest-bearing liabilities					4,484		4,276

"Bezeq" The Israel Telecommunication Corp. Limited

Notes to the Separate Financial Data at December 31, 2009

NOTE 3  –  FINANCIAL INSTRUMENTS (CONTD.)

D.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including interest payments:

	As at December 31, 2009
	Carrying value	Contractual cash flow	6 months or less	6-12 months	1-2 years	3-5 years	Over 5 years

	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Financial liabilities that are not derivatives

Trade payables	263	263	263	-	-	-	-
Other payables	537	537	528	9	-	-	-
Loans from subsidiaries	250	250	250	-	-	-	-
Bank loans	400	432	4	24	84	320	-
Debentures issued to the public	3,510	4,011	417	-	959	1,653	982
Debentures issued to financial entities and others(1)	324	342	219	12	50	61	-

	5,284	5,835	1,681	45	1,093	2,034	982

(1)	Including approximately NIS 94 million of Company debentures stated in the financial statements at short term due to non-compliance with financial covenants.

"Bezeq" The Israel Telecommunication Corp. Limited

Notes to the Separate Financial Data at December 31, 2009

NOTE 3  –  FINANCIAL INSTRUMENTS (CONTD.)

D.	Liquidity risk (contd.)

	As at December 31, 2008
	Book value	Contractual cash flow	6 months or less	6-12 months	1-2 years	3-5 years	Over 5 years

	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Financial liabilities that are not derivatives

Trade payables	330	330	330	-	-	-	-
Other payables	526	526	526	-	-	-	-
Debentures issued to the public	3,740	4,480	517	-	501	2,009	1,453
Debentures issued to financial entities and others(1)	536	571	12	12	12	535	-

	5,132	5,907	1,385	12	513	2,544	1,453

Derivative financial liabilities	16	4	-	7	(3)	-	-

(1)	Including approximately NIS 116 million of Company debentures stated in the financial statements at short term due to non-compliance with financial covenants.

"Bezeq" The Israel Telecommunication Corp. Limited

Notes to the Separate Financial Data at December 31, 2009

NOTE 3  –  FINANCIAL INSTRUMENTS (CONTD.)

E.	Currency and index risks

The Company’s exposure to index and currency risks in respect of derivative financial instruments is as follows:

	December 31, 2009
	Currency/ linkage receivable	Currency/ linkage payable	Expiration date	Par value (currency)	Fair value
				Millions	NIS millions

Instruments not used for hedging
Forward contract on CPI	CPI	CPI	2010-2012	400	19

	December 31, 2008
	Currency/ linkage receivable	Currency/ linkage payable	Expiration date	Par value (currency)	Fair value
				Millions	NIS millions

Instruments not used for hedging
Forward contract on exchange rates	Dollar	NIS	2009	8	-
Forward contract on CPI	CPI	CPI	2009-2012	1,700	2

					2

"Bezeq" The Israel Telecommunication Corp. Limited

Notes to the Separate Financial Data at December 31, 2009

NOTE 4  –  INCOME TAX

A.	General

	For the year ended December 31
	2009	2008	2007
	NIS millions	NIS millions	NIS millions
Current tax expense
In respect of the current period	301	292	299
Adjustments in respect of prior years, net	(30)	-	-

	271	292	299

Deferred tax expense
Creation and reversal of temporary differences	120	108	95
Effect of change of tax rates	40	-	-

	160	108	95

Income tax expense	431	400	394

B.	Deferred tax assets and liabilities recognized

Deferred tax assets and liabilities are attributed to the following items

	Assets
	2009		2008
	NIS millions		NIS millions

Property, plant and equipment	-	*	22
Employee benefit plans	318		345
Share-based payments	27		118
Provisions	30		43
Others	8		12

	383		540

* Less than NIS 500,000.

"Bezeq" The Israel Telecommunication Corp. Limited

Notes to the Separate Financial Data at December 31, 2009

NOTE 4  –  INCOME TAX (CONTD.)

C.	Changes in temporary differences during the year

	Balance at January 1, 2008	Charged to profit and loss	Charged to equity	Balance at December 31, 2008	Charged to profit and loss	Charged to equity	Balance at December 31, 2009
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Property, plant and equipment	54	(32)	-	22	(22)	-	-
Employee benefits	399	(54)	-	345	(30)	3	318
Share-based payments	136	(18)	-	118	(91)	-	27
Provisions	47	(4)	-	43	(13)	-	30
Others	11	-	1	12	(4)	-	8

	647	(108)	1	540	(160)	3	383

"Bezeq" The Israel Telecommunication Corp. Limited

Notes to the Separate Financial Data at December 31, 2009

NOTE 5  –  PROPERTY, PLANT AND EQUIPMENT

A.	Property, Plant and Equipment

	2009	2008	2007
	NIS millions	NIS millions	NIS millions

Cost or deemed cost

Balance at January 1	16,652	16,385	16,448
Additions	710	504	442
Disposals	(732)	(184)	(451)
Transfer to assets held for sale	(41)	(53)	(54)

Balance at December 31	16,589	16,652	16,385

Depreciation and loss from impairment of assets

Balance at January 1	13,005	12,512	12,203
Depreciation for the year	709	709	789
Disposals	(714)	(178)	(440)
Transfer to assets held for sale	(57)	(38)	(40)

Balance at December 31	12,943	13,005	12,512

Carrying value

At January 1	3,647	3,873	4,245

At December 31	3,646	3,647	3,873

NOTE 6 – REVENUE

	For the year ended December 31,
	2009	2008	2007
	NIS millions	NIS millions	NIS millions

Telephony	3,333	3,572	3,905
Internet	863	790	712
Data transmission and communication	851	811	754
Other services	256	325	342

	5,303	5,498	5,713

"Bezeq" The Israel Telecommunication Corp. Limited

Notes to the Separate Financial Data at December 31, 2009

NOTE 7 – OPERATING AND GENERAL EXPENSES

	For the year ended December 31,
	2009	2008	2007
	NIS millions	NIS millions	NIS millions

Cellular telephone expenses	823	894	1,033
General expenses	266	259	268
Materials and spare parts	80	99	83
Building maintenance	278	293	297
Services and maintenance by sub-contractors	96	113	156
Vehicle maintenance expenses	96	126	127
Royalties to the State of Israel	18	57	98
Collection fees and miscellaneous	33	32	59

	1,690	1,873	2,121

NOTE 8 – MATERIAL ENGAGEMENTS AND TRANSACTIONS WITH AFFILIATES

      List of the entities held by the Company:

-	Pelephone Communications Ltd. – ("Pelephone").

-	Bezeq International Ltd. ("Bezeq International").

-	Bezeq On Line Ltd. ("Bezeq On Line").

-	Bezeq Zahav (Holdings) Ltd. ("Bezeq Zahav").

-	Stage One Venture Capital Fund (Israel), LP ("Stage One").

-	D.B.S. Satellite Services (1998) Ltd. ("DBS").

A.	Financial guarantees

(1)
The Company provided Bezeq International with guarantees of up to NIS 70 million: a guarantee provided in 1996 for NIS 60 million, and another two guarantees from 1997 for a total of NIS 10 million, which were provided in favour of Bezeq-Call Communications, which merged into Bezeq International.

(2)
The Company provided a guarantee for DBS of approximately NIS 10 million in respect of a bank guarantee of approximately NIS 36 million that DBS provided in favour of the State of Israel. The guarantee is valid to December 31, 2010.

(3)
Bank loans taken by DBS at December 31, 2008 of approximately NIS 846 million, were originally received for the long term, but since at December 31, 2008 DBS was not in compliance with the financial covenants set by the banks, the loans were stated as short-term liabilities.

The Company undertook, in connection with loans of approximately NIS 100 million (the balance of which, including interest and linkage differentials at December 31, 2009 is approximately NIS 182 million) received by DBS from institutional bodies, that if by December 31, 2013 the loans (all or some of them) are not repaid, or if certain other terms are fulfilled, the lenders can demand that DBS repay the lower of the balance of the loans (principal, interest and linkage) and a sum calculated according to a preset formula that takes into account the value of DBS as at that date.

"Bezeq" The Israel Telecommunication Corp. Limited

Notes to the Separate Financial Data at December 31, 2009

NOTE 8 – MATERIAL ENGAGEMENTS AND TRANSACTIONS WITH AFFILIATES (CONTD.)

A.	Financial guarantees (contd.)

(4)
The shareholders in DBS (other than the Company) pledged their shares in favour of the banks. In view of a negative pledge of the Company, the Company guaranteed towards the banks in a perpetual guarantee for payments of the debts of DBS. The guarantee is for up to a maximum sum equal to the percentage of the Company's holding in DBS multiplied by the value of DBS as derived from sale of the pledged shares of the other shareholders. If the Company joins the sale in a realization of the shares in DBS, the deed of guarantee includes numerous limitations on the Company in realization of the shares it holds, and lists violation events which, if they take place, will entitle the banks to implement the guarantee. In addition, the Company undertook to put it shares up for sale in the event of sale of the pledged shares by the banks, and agreed that in the event of realization of the collateral given by the other shareholders, the Company would waive repayment of the shareholder loans extended to DBS and that its guarantee would apply, mutatis mutandis, also to options for shares that the Company would receive from DBS and to the right to receive them.

The shareholders in DBS, except for one of them, undertook towards the banks not to oppose sale or other realization of their shares in DBS that were pledged or for which a guarantee was provided (by the Company), in a way that will enable the banks to make the sale as a friendly liquidation.

B.	Loans

  Loans from affiliates

(1)	On October 4, 2009, the Company took a loan of NIS 280 million from Pelephone (in accordance with the framework agreement between the two companies).

The loan was linked to the CPI and bore 4% annual interest, repayable by January 4, 2010. At December 31, 2009 the balance of the unpaid principal was NIS 180 million, which was subsequently repaid on its due date.

(2)
On October 4, 2009, the Company took a loan of NIS 70 million from Bezeq International (in accordance with the framework agreement between the two companies). The loan was linked to the CPI and bore 4% annual interest, repayable by January 4, 2010. At December 31, 2009 the balance of the unpaid principal was NIS 70 million, which was subsequently repaid on its due date.

(3)
In 2004, Bezeq Zahav purchased Series 5 debentures of the Company. The balance of the par value held by Bezeq Zahav at December 31, 2009 was NIS 880,100,000. The debentures are repayable in six equal annual instalments in each of the years 2011 to 2016. The interest rate set for these debentures is 5.3% p.a. The purchase was made by taking a loan from the Company on the same terms as those of the debentures.

  Loans to affiliates

(1)
Commencing December 9, 2001, an agreement between the Company and Bezeq On-line provides that from time to time, the Company will provide funds to Bezeq On-line for short terms.  The loan is at Bank of Israel current interest rate plus 0.5%. The balance of the loan principal at December 31, 2009 is NIS 10.5 million.

(2)
Most of the Company's investment in DBS is shareholder loans. At the balance sheet date, the nominal balance of these loans (excluding interest and linkage) is NIS 1,562 million.

On August 20, 2009, the Company ceased consolidation of DBS and the balance of the shareholder loans was stated at fair value at that date.

The shareholder loans stated at fair value after revaluation to the balance sheet date:

"Bezeq" The Israel Telecommunication Corp. Limited

Notes to the Separate Financial Data at December 31, 2009

NOTE 8 – MATERIAL ENGAGEMENTS AND TRANSACTIONS WITH AFFILIATES (CONTD.)

B.	Loans (contd.)

(2)	(contd.)

a.	CPI-linked interest-free loans. The balance of these loans at December 31, 2009 is NIS 44 million.

b.	CPI-linked loans at 5.5% interest. The balance of these loans at December 31, 2009 is NIS 47 million.

c.	CPI-linked loans at 11% interest. The balance of these loans at December 31, 2009 is NIS 1,074 million.

(3)	Concerning a loan provided by the Company to Bezeq Zahav in connection with debentures series 5, see Section 3B above.

C.	Agreements to provide services

The Company and its affiliates, as communications providers, are parties to agreements and arrangements for providing and receiving various communications services:

Pelephone
Transmission agreement, interconnect arrangements, agreements regulating communications services provided by the two companies jointly, and rental agreements (mainly of communications installations).

Bezeq International
Transmission agreement, interconnect agreements, billing agreements, regulation of international and domestic communications, ADSL agreement (for regulating the connection between the Company's infrastructure and Bezeq International's servers), agreements regulating communications services provided by the two companies jointly, maintenance of communications equipment, marketing agreements and rental agreements (mainly of communications installations).

Bezeq On-line
Equipment maintenance agreements, telephone answering service agreements.

DBS
Dealer agreements and communications equipment maintenance agreements.

D.	Others

In addition to such service provision agreements, there are outstanding debt balances of Pelephone and Bezeq International in respect of their share in a manager compensation plan (described in Note 27 to the Consolidated Financial Statements – Share-Based Payments). Under that plan, the Company reached an agreement with Pelephone and Bezeq International whereby in the event of actual exercise of stock options, the Company would receive from the two companies, immediately after the exercise, a sum equal to the value of the benefit charged to the employees for tax purposes ("the yield part").

"Bezeq" The Israel Telecommunication Corp. Limited

Notes to the Separate Financial Data at December 31, 2009

NOTE 8 – MATERIAL ENGAGEMENTS AND TRANSACTIONS WITH AFFILIATES (CONTD.)

E.	Details of transaction amounts and balances in the Company's books in respect of those transactions (excluding loans described in section B above):

	For the year ended December 31,
	2009	2008	2007
	NIS millions	NIS millions	NIS millions
Transactions
Pelephone	149	138	142
Bezeq International	103	116	117
Bezeq On-line	2	1	1
DBS	10	64	80

Total	264	319	340

Expenses
Pelephone	233	254	290
Bezeq International	3	17	28
Bezeq On-line	-	5	4
DBS	1	4	10

Total	237	280	332

		December 31,	December 31,
		2009	2008
		NIS millions	NIS millions
Balances
Pelephone		(1)	(16)
Bezeq International		(3)	(14)
Bezeq On-line		(1)	5
DBS		52	73

Total		47	48

The terms of the agreements to provide services were set at accepted market rates for such services.

F.	Dividend

(1)	On January 4, 2009, Pelephone paid the Company a dividend of NIS 400 million in respect of a declaration in 2008 (of NIS 680 million).

(2)
During 2009, Pelephone announced the distribution of a dividend of NIS 425 million, of which NIS 50 million was paid to the Company on September 30, 2009. The balance of NIS 375 million was paid on January 4, 2010.

(3)
During 2009 Bezeq International announced the distribution of a dividend of NIS 210 million, of which the Company received NIS 30 million on May 10, 2009, NIS 90 million on September 30, 2009 and the balance of NIS 90 million on January 4, 2010.

(4)	In December 2009 the Company received its share of the distribution of profits of Stage One in the amount of NIS 8 million.

For additional information about affiliates, see Note 13 to the Consolidated Financial Statements – Affiliates.

"Bezeq" The Israel Telecommunication Corp. Limited

Notes to the Separate Financial Data at December 31, 2009

NOTE 9  –  CONTINGENT LIABILITIES

In the course of regular business, legal claims were filed against the Company or various legal proceedings are pending against it (hereinafter "Legal Claims").

The financial statements of the Company include provisions of NIS 279 million in respect of Legal Claims.

The additional exposure beyond those provisions in respect of Legal Claims amounts to NIS 3.2 billion.

In addition, there are claims in a total amount of approximately NIS 188 million which at this stage cannot be assessed, as well as other claims in respect of which the Company's additional exposure exceeds the aforesaid in view of the fact that the claims do not state a precise amount of claim.

For more information about contingent liabilities, see Note 18 to the Consolidated Financial Statements – Contingent Liabilities.